SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 5)
MEDAREX, INC.
(Name of Subject Company)
MEDAREX, INC.
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
(including the associated Series A Junior Participating Preferred Stock purchase rights)
(Title of Class of Securities)
583916101
(CUSIP Number of Class of Securities)
Howard H. Pien
President and Chief Executive Officer
707 State Road
Princeton, New Jersey 08540
(609) 430-2880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Scott F. Smith, Esq.
Stephen A. Infante, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on July 28, 2009, as amended, by Medarex, Inc., a New Jersey corporation (“Medarex”) (together with any amendments and supplements thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Bristol-Myers Squibb Company, a Delaware corporation (“BMS”), and Puma Acquisition Corporation, a New Jersey corporation and wholly-owned subsidiary of BMS (“Acquisition Sub”), pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Medarex, together with the associated rights to purchase Series A Junior Participating Preferred Stock of Medarex issued pursuant to the Rights Agreement, dated as of May 23, 2001, as amended, between Medarex and Continental Stock Transfer & Trust Company, that are not already owned by BMS and its subsidiaries at a price of $16.00 per Share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated July 28, 2009 and the related Letter of Transmittal, and described in a Tender Offer Statement on Schedule TO filed by BMS and Acquisition Sub with the Securities and Exchange Commission on July 28, 2009, as amended.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the adding the following:
“Completion of Tender Offer
At 12:00 midnight, New York City time, on Monday, August 31, 2009, the subsequent offering period of the Offer expired as scheduled. The subsequent offering period was not extended. According to the Depositary, as of such time, approximately 2,815,730 Shares were validly tendered during the subsequent offering period and a total of approximately 120,417,467 Shares were validly tendered during the initial offering period and the subsequent offering period taken together, representing, together with the 2,879,223 Shares owned by BMS since January 2005 and contributed from BMS to Acquisition Sub on August 31, 2009, approximately 90.7% of the Shares outstanding. Acquisition Sub has accepted for payment all Shares validly tendered and not withdrawn during the initial offering period and all shares validly tendered during the subsequent offering period.
BMS has advised Medarex that, pursuant to the terms of the Merger Agreement, it intends to promptly consummate the Merger of the Acquisition Sub with and into Medarex, with Medarex continuing as the surviving corporation and as a wholly-owned subsidiary of BMS, under the short-form merger provisions of the NJBCA and as described under the heading “Short-Form Merger and Vote Required to Approve the Merger” of this Item 8, without any further action by or vote of Medarex’s shareholders. As described in the Merger Agreement, each Share that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than Shares held by Medarex as treasury stock or owned by BMS or Acquisition Sub) will be converted into the right to receive $16.00 per Share, net to the selling shareholder in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the Offer. Following the Merger, the Shares will no longer be listed on The NASDAQ Global Market.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Medarex, Inc.
By:	/s/ Christian S. Schade
	Name:	Christian S. Schade
	Title:	Senior Vice President and Chief Financial Officer
Dated: September 1, 2009